SIDLEY AUSTIN
SIDLEY

LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
[redacted]

BRUSSELS
CHICAGO
DALLAS
HONG KONG
LONDON
LOS ANGELES
NEW YORK
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, DC

FOUNDED 1866

06010527

RECEIVED JAN 26 2006 PROCESSING SECTION D.C. 213

SUPPL

Our Ref: 19160-10060

January 24, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find a press release which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

FEB 01 2006

Carrie Jieyi Li

HK1 338280v.1

File No.: 82-34910

Nothing herein in this announcement shall be deemed to constitute an offer to sell or a solicitation of an offer to buy securities.

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

AMERICAN DEPOSITARY RECEIPT FACILITY

The Company has established an American Depositary Receipt facility.

This is a voluntary announcement made by Tingyi (Cayman Islands) Holding Corp. (the "Company").

The Company has established a sponsored, unlisted American Depositary Receipt ("ADR") facility, which has become effective on 23 January 2006.

An ADR is a negotiable receipt, resembling a stock certificate, that is issued by a United States ("U.S.") depositary bank appointed by the Company to evidence one or more American Depositary Shares ("ADSs"), each of which represents 20 ordinary shares of the Company. In the form of facility adopted by the Company, the ADRs will be issued against ordinary shares trading on the Main Board of The Stock Exchange of Hong Kong Limited that have been deposited with a custodian bank under the facility. The ADRs will be traded in the U.S. over-the-counter market and under the symbol "TCYMY".

In connection with the establishment of the ADR facility, the Company has filed a registration statement with the U.S. Securities and Exchange Commission (the "SEC"), which become effective on 17 January 2006. The registration statement includes the form of deposit agreement (the "Deposit Agreement") entered into by and among the Bank of New York as the despositary, the Company and the holders of ADRs and does not include information about the Company or its business which is not publicly available in Hong Kong. In order to establish the ADR facility, and as a continuing obligation thereafter, the Company is required to furnish to the SEC the same information that is required to be published in the Cayman Islands and Hong Kong as required by the applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The number of ADSs registered by the Company under the ADR facility is 50,000,000. The establishment of the ADR facility by the Company is not a new offering of shares and the ADRs are based on the shares of the Company currently in issue. Therefore, the Company receives no proceed from the establishment of the ADR facility. The main purpose and benefit of such an ADR facility is to increase liquidity of the Company's shares in the U.S. and to provide an access to the U.S. capital market. Under the ADR facility, owners of the ADSs have the same rights to dividends and distributions and voting powers as the holders of ordinary shares of the Company subject, however, to enforcement procedures provided in the Deposit Agreement.

The board of directors of the Company believes that the ADR facility will provide the Company with a measure of exposure to the U.S. capital market, at a minimal cost financially and in terms of maintenance effort.

By Order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 23 January 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification purposes only*

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-Executive Directors of the Company.

SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

carrie.li@sidley.com
(852) 2509-7886

BEIJING GENEVA SAN FRANCISCO
BRUSSELS HONG KONG SHANGHAI
CHICAGO LONDON SINGAPORE
DALLAS LOS ANGELES TOKYO
NEW YORK WASHINGTON, DC

FOUNDED 1866

Our Ref: 19160-10060

January 24, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent Tingyi (Cayman Islands) Holding Corp. ("Tingyi"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Tingyi's exemption file number is 82-34910.

Enclosed please find an announcement which Tinyi is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

File No.: 82-34910

康師傅控股有限公司*

TINGYI (CAYMAN ISLANDS) HOLDING CORP.

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 322)

SPECIAL DIVIDEND AND CLOSURE OF REGISTER OF MEMBERS

The Board is pleased to announce that the Directors have resolved to declare a special dividend ("Special Dividend") of US1.07 cents per share to be paid on or before 28 Feb 2006 in this 10th anniversary of the listing of the company's shares on The Stock Exchange of Hong Kong Limited in appreciation of the continuous support of our shareholders.

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 15 February 2006 to 17 February 2006, both days inclusive, during which period no transfer of shares will be registered.

SPECIAL DIVIEDEND

At a meeting of the board ("Board") of directors ("Directors") of Tingyi (Cayman Islands) Holding Corp. ("Company") held on 24 January 2006, the Directors resolved to declare a Special Dividend of US1.07 cents per share to the shareholders of the Company whose names will appear on the register of members of the Company on 17 February 2006 (shareholders who bought the Company's shares on or before 10 February 2006 and should ensure that transfers are lodged with the Company's Registrar in Hong Kong for registration no later than 4:00 p.m. on 14 February 2006). The Special Dividend will be paid on or before 28 February 2006 and for shareholders in Hong Kong will be paid in Hong Kong dollars. The total amount of the Special Dividend will be US$59.8 million.

The Directors approved the declaration of the Special Dividend after taking into consideration of (1) the excellent announced results for the period ended 30 September 2005; (2) the Company's capital expenditures of US$210 million for 2006 and working capital requirements and cash flow of the Company; (3) the 10th anniversary of the listing of the Company's shares on The Stock Exchange of Hong Kong Limited and (4) the Board's appreciation of the continuous support of the company's shareholders.

CLOSURE OF REGISTER OF MEMBERS

To ascertain the entitlement of the shareholders to the Special Dividend, the register of members of the Company will be closed from 15 February 2006 to 17 February 2006, both days inclusive, during which period no transfer of shares will be registered. To qualify for the Special Dividend, shareholders should ensure that transfers are lodged with the Company's Registrar in Hong Kong, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:00 p.m. on 14 February 2006.

GENERAL

As at the date of this announcement, Mr. Wei Ing-Chou, Mr. Takeshi Ida, Mr. Ryo Yoshizawa, Mr. Wei Ying-Chiao, Mr. Wu Chung-Yi and Mr. Jun-Ichiro Ida are Executive Directors of the Company. Mr. Tomoyuki Nakayama, Mr. Hsu Shin-Chun and Mr. Lee Tiong-Hock are Independent Non-executive Directors of the Company.

By order of the Board
Wei Ing-Chou
Chairman

Hong Kong, 24 January 2006

Website: http://www.masterkong.com.cn
http://www.irasia.com/listco/hk/tingyi

* *For identification only*